UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual Meeting, the Proxy Statement and Proxy Card for the Annual Meeting of Shareholders of the Company, which will be held on May 12, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)

Date: April 24, 2020	By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit 1

April 17, 2020

TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.
Enclosed is a notice of the 2020 Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”), which will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on May 12, 2020 at 15:00 local time, the Company’s Proxy Statement and certain other related materials. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2019 (the “Annual Report”) may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.
At the Meeting, shareholders of the Company will consider and vote upon the following proposals:
1. To elect four Class A Directors to serve until the 2023 Annual Meeting of Shareholders (“Proposal One”);
2. To approve the delisting of the Company’s common shares, par value $0.01 per share, from trading on the OSLO BORS under the ticker symbol “SBLK” (“Proposal Two”);
3. To approve the appointment of Deloitte Certified Public Accountants S.A as the Company’s independent auditors for the fiscal year ending December 31, 2020 (“Proposal Three”); and
4. To transact such other business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required in order to adopt the proposals:
(1) Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting; (2) Adoption of Proposal Two requires the affirmative vote of a majority of all outstanding common shares entitled to vote thereon; (3) Adoption of Proposal Three requires the affirmative vote of a majority of the shares represented at the Meeting by the shareholders entitled to vote at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 16, 2020 THE RECORD DATE FOR THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A "LEGAL PROXY" FROM YOUR BROKER, BANK OR OTHER NOMINEE.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT

Very truly yours,

Petros Pappas
Chief Executive Officer and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 12, 2020
NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”) will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground floor, Limassol 3036, Republic of Cyprus on May 12, 2020 at 15:00 local time, for the following purposes, of which Proposals One, Two and Three are more completely set forth in the accompanying Proxy Statement:
1. To elect four Class A Directors to serve until the 2023 Annual Meeting of Shareholders (“Proposal One”);
2. 2. To approve the delisting of the Company’s common shares, par value $0.01 per share, from trading on the OSLO BORS under the ticker symbol “SBLK” (“Proposal Two”);
3. To approve the appointment of Deloitte Certified Public Accountants S.A as the Company’s independent auditors for the fiscal year ending December 31, 2020 (“Proposal Three”); and
4. To transact such other business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on March 16, 2020 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting and who attends the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.
YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 16, 2020 THE RECORD DATE OF THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A "LEGAL PROXY" FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT
This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2019 (the “Annual Report”), may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.
If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki
Co Secretary

April 17, 2020

STAR BULK CARRIERS CORP.
____________________________________
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 12, 2020
____________________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos) , Ground Floor, Limassol 3036, Republic of Cyprus, on May 12, 2020 at 15:00 local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 17, 2020. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2019 (the “Annual Report”) may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.
VOTING RIGHTS AND OUTSTANDING SHARES
On March 16, 2020 (the “Record Date”), the Company had outstanding 96,074,497 shares of common stock, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on The Nasdaq Global Select Market (“Nasdaq”) and the OSLO BORS, each under the symbol “SBLK.”
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company has ten directors on its Board. As provided in the Company’s Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, the Board is divided into three classes and, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our three Class A directors expires at the Meeting. The Class A term for the newly elected directors will expire at the Company’s 2023 Annual Meeting of Shareholders.
The Board has determined that it advisable and in the best interest of the Company for purposes of effective corporate governance to increase the size of the Board by one member from ten directors to eleven. Accordingly, the Board has nominated for re-election to the Board as Class A Directors Mr. Mahesh Balakrishnan and Mr. Nikolaos Karellis and has nominated for election as Class A Directors Mrs. Eleni Vrettou and Ms. Katherine Ralph. The Board has determined that in the event that all four director nominees are each elected as Class A directors at the 2020 Annual General Meeting, the number of directors that constitute the entire membership of the Board shall be increased from ten (10) to eleven (11) effective immediately following the Meeting. If a lesser number of director nominees are elected to the Board at the Meeting, the Board will re-evaluate its size and composition promptly following the Meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following four nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Current Position with the Company

Mahesh Balakrishnan	37	Class A Director
Nikolaos Karellis	71	Class A Director
Eleni Vrettou	41	None
Katherine Ralph	42	None

Certain biographical information about Mr. Mahesh Balakrishnan, Mr. Nikolaos Karellis, Mrs. Eleni Vrettou and Ms. Katherine Ralph is set forth below.
Mr. Mahesh Balakrishnan serves and has served on our Board and as a member of the Compensation Committee since February 2015. Mr. Balakrishnan has extensive financial and business experience, as well as in depth knowledge of the dry bulk shipping industry. Until August 2019, Mr. Balakrishnan was a Managing Director in Oaktree’s Opportunities Funds. He joined Oaktree in 2007 and focused on investing in the chemicals, energy, financial institutions, real estate and shipping sectors. Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and has served on the boards of  STORE Capital Corp. (NYSE:STOR) and Momentive Performance Materials. He has been active on a number of creditors’ committees, including ad hoc committees in the Lehman Brothers and LyondellBasell restructurings. Prior to Oaktree, Mr. Balakrishnan spent two years as an analyst in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. Mr. Balakrishnan graduated cum laude with a B.A. degree in Economics (Honors) from Yale University.

Mr. Nikolaos Karellis serves and has served on our Board since May 2016. Mr. Karellis is currently a Director of the advisory firm Marininvest Advisers Ltd and has more than 35 years of experience in the shipping sector at various financial institutions. Until 2013, he served as the Head of Shipping of HSBC Bank plc in Athens, Greece for 28 years, where he built a business unit providing a comprehensive range of services to Greek shipping companies. Prior to HSBC, he worked at Bank of America. Mr. Karellis received his Msc in Mechanical Engineering from the National Technical University of Athens and received a Master of Business Administration in Finance from the Wharton School, University of Pennsylvania.
Mrs. Eleni Vrettou is the Executive General Manager and Group Head Corporate and Investment Banking of the Piraeus Bank Group, based in Athens, Greece since April 2019. Prior to her present position, she worked at HSBC Bank PLC (“HSBC”) for ten years, where she had held various management positions in Greece and in London. In particular, for the period of 2012 to 2019, she was the Managing Director and head of Wholesale Banking in Greece for HSBC. Prior to 2012, and for three years, she worked in London, on an international secondment with HSBC, as Director of Global Banking Credit and Lending CEE/CIS/Med and sub Saharan Africa and, between 2005 to 2009, she was the Global Relationship Manager of HSBC, in Athens. Prior to HSBC, and for two years, she was Senior Credit Officer in BANK EFG -ERGASIAS S.A. She is the Chairman of the Board of Directors of Piraeus Factors S.A., Vice Chairman of the Board of Directors of Piraeus Leasing SA and Piraeus Leases SA and Chairman of the Board of Directors, CPB Leasing. Mrs. Vrettou holds a BSc in Economics from the Wharton School, University of Pennsylvania.
Ms. Katherine Ralph is a Managing Director in Oaktree Capital’s Opportunities Funds based in London where she has worked since 2013. Prior to joining Oaktree, Ms. Ralph spent over nine years at Linklaters LLP, where she specialized in cross-border restructurings and insolvency. Ms. Ralph holds both a B.A. (hons) degree from the University of Cambridge, and graduated cum laude with an LL.M. in banking, corporate and finance law from Fordham University. Ms. Ralph is fluent in Italian.
Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF DELISTING THE COMPANY’S COMMON SHARES TRADING UNDER
TICKER SYMBOL “SBLK” FROM THE OSLO BORS (the “OSE”)
The Board is submitting for approval at the Meeting the delisting of the Company’s common shares, par value $0.01 per share, from the OSE and to authorize any Director or Officer of the Company to take all actions necessary, appropriate or advisable to delist the Company’s common shares from the OSE including preparation, execution and delivery of applications, documents, forms and agreements with the OSE.
In 2007 the Company’s common shares commenced trading on the Nasdaq Global Select Market (“Nasdaq”), the Company’s primary trading market, under the symbol “SBLK”. The Company’s common shares were subsequently listed on the OSE on July 16, 2018 following the Company’s acquisition of the fleet of bulker vessels previously owned by Songa Bulk ASA and its subsidiaries (the “Songa Bulk transaction”), which was previously disclosed. The OSE was a secondary listing based on, among other things, the hope that the market place in Oslo would bring significant additional liquidity to the common shares of the Company in excess of the liquidity on Nasdaq. Only a limited number of the Company’s common shares have traded on the OSE, with average trading volumes of 11,696, 8,828 and 11,817 per day during the fiscal years 2018 and 2019 and for the period from January 1, 2020 to April 13, 2020, respectively. The concentration of trades in the United States is further supported by the fact that less than 2% of the Company’s total shares are currently held in the Norwegian VPS system. The low trading volumes in the Company’s shares listed on the OSE are disproportionate to the cost of the administrative resources related to maintaining the OSE listing.
The Board has concluded, based on the discussion above, that there are limited benefits in continuing with the listing on the OSE. It is expected that a single listing on Nasdaq and a delisting from the OSE will lead to significant cost reductions, administrative simplifications by having to comply with one set of regulatory requirements and possible increased trading volume in the United States as a function of the concentration of trading.
Pursuant to section 15.1. of the Continuing Obligations of companies listed on the OSE, the Company may apply to the OSE to have its shares delisted if a general meeting has passed a resolution to this effect with the same majority as required for changes to the Company’s Articles of Association. Accordingly, since under the laws of the Marshall Islands and the Company’s governing documents, an amendment of the Articles of Incorporation may be authorized by a vote of the holders of a majority of all outstanding shares entitled to vote thereon, the same voting principle will apply for approval of this Proposal Two. In order to commence the formal delisting process, and in addition to the requirement of an approval of the Company’s shareholders, as set forth above, the Company is required under the OSE’s rules to submit an application to the OSE regulatory authorities who will examine the merits thereof and grant or deny the request for delisting. The Company cannot predict whether the OSE will grant the Company’s request to delist its common shares from the OSE, but in the light of the reasons supporting a delisting, we believe that the Company’s request to delist will be accepted.
The limited number of shares trading on the OSE are primarily held by Norwegian investors. Assuming the delisting is approved, such shares held by the investors on the OSE will be able to continue trading on Nasdaq with no adverse Norwegian tax consequences. If the delisting from the OSE is approved, the Company will maintain a Norwegian branch Register for a minimum period of nine months. In addition, the Company will provide assistance to shareholders wishing to transfer their shares to the share register maintained in the United States with our transfer agent American Stock Transfer & Trust Company, LLC.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of all outstanding common shares entitled to vote thereon.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE DELISTING OF THE COMPANY’S COMMON SHARES FROM TRADING ON THE OSE UNDER TICKER SYMBOL “SBLK”. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2020.
Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the shares represented at the Meeting by the shareholders entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.
Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com
EFFECT OF ABSTENTIONS
An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposals One and Two have been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki
Co Secretary

April 17, 2020
Majuro, Marshall Islands

STAR BULK CARRIERS CORP.

The undersigned hereby appoints Spyros Capralos, as his agent and proxy with full power of substitution to vote any and all shares of common stock of Star Bulk Carriers Corp. which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at 15:00 Local Time on May 12, 2020, at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street, (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, or at any adjournment or postponement thereof, as specified on the reverse hereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on the reverse side)

14475

ANNUAL MEETING OF SHAREHOLDERS OF

STAR BULK CARRIERS CORP.

May 12, 2020

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement are available at http://starbulk.agmdocuments.com/new/ASM2020.html

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20430300000000001000 1 051220

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:

○ Mahesh Balakrishnan	Class A Director
○ Nikolaos Karellis	Class A Director
○ Eleni Vrettou	Class A Director
○ Katherine Ralph	Class A Director

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

4. To transact any other business as may properly come before the Meeting or any adjounment thereof.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Stockholder ____________ Date: ________ Signature of Stockholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.